UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

LinkedIn Corporation

(Name of issuer)

CLASS A COMMON STOCK

(Title of class of securities)

53578A108

(CUSIP number)

12/31/11

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 53578A108	Page 2 of 9 Pages

(1)	Names of reporting persons SEQUOIA CAPITAL XI, L.P. (“SC XI”) I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 54-2094242
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 14,775,903[1]
(7) Sole dispositive power 0
(8) Shared dispositive power 14,775,903[1]
(9)	Aggregate amount beneficially owned by each reporting person 14,775,903[1]
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 26.7%[2]
(12)	Type of reporting person (see instructions) PN

[1]

Represents shares of the Issuer’s Class B common stock. Each share of the Issuer’s Class B common stock is entitled to ten votes per share and is convertible at any time into one share of the Issuer’s Class A common stock.

[2]	The percentage is based upon 40,637,575 shares of the Issuer’s Class A common stock outstanding as of December 31, 2011.

SCHEDULE 13G

CUSIP No. 53578A108	Page 3 of 9 Pages

(1)	Names of reporting persons SEQUOIA TECHNOLOGY PARTNERS XI, L.P. (“STP XI”) I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 20-0005558
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 470,166[1]
(7) Sole dispositive power 0
(8) Shared dispositive power 470,166[1]
(9)	Aggregate amount beneficially owned by each reporting person 470,166[1]
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 1.1%[2]
(12)	Type of reporting person (see instructions) PN

[1]

Represents shares of the Issuer’s Class B common stock. Each share of the Issuer’s Class B common stock is entitled to ten votes per share and is convertible at any time into one share of the Issuer’s Class A common stock.

[2]	The percentage is based upon 40,637,575 shares of the Issuer’s Class A common stock outstanding as of December 31, 2011.

SCHEDULE 13G

CUSIP No. 53578A108	Page 4 of 9 Pages

(1)	Names of reporting persons SEQUOIA CAPITAL XI PRINCIPALS FUND LLC (“SC XI PF”) I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 20-0040683
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 1,594,240[1]
(7) Sole dispositive power 0
(8) Shared dispositive power 1,594,240[1]
(9)	Aggregate amount beneficially owned by each reporting person 1,594,240[1]
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 3.8%[2]
(12)	Type of reporting person (see instructions) OO

[1]

Represents shares of the Issuer’s Class B common stock. Each share of the Issuer’s Class B common stock is entitled to ten votes per share and is convertible at any time into one share of the Issuer’s Class A common stock.

[2]	The percentage is based upon 40,637,575 shares of the Issuer’s Class A common stock outstanding as of December 31, 2011.

SCHEDULE 13G

CUSIP No. 53578A108	Page 5 of 9 Pages

(1)	Names of reporting persons SC XI MANAGEMENT, LLC (“SC XI LLC”) I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 13-4236767
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6)

Shared voting power

16,840,309 shares of which 14,775,903 shares are directly held by SC XI, 470,166 shares are directly held by STP XI and 1,594,240 shares are directly held by SC XI PF. SC XI LLC is the General Partner of each of SC XI and STP XI, and the Managing Member of SC XI PF.[1]

(7) Sole dispositive power 0
(8)

Shared dispositive power

16,840,309 shares of which 14,775,903 shares are directly held by SC XI, 470,166 shares are directly held by STP XI and 1,594,240 shares are directly held by SC XI PF. SC XI LLC is the General Partner of each of SC XI and STP XI, and the Managing Member of SC XI PF.[1]

(9)	Aggregate amount beneficially owned by each reporting person 16,840,309[1]
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 29.3%[2]
(12)	Type of reporting person (see instructions) OO

[1]

Represents shares of the Issuer’s Class B common stock. Each share of the Issuer’s Class B common stock is entitled to ten votes per share and is convertible at any time into one share of the Issuer’s Class A common stock.

[2]	The percentage is based upon 40,637,575 shares of the Issuer’s Class A common stock outstanding as of December 31, 2011.

SCHEDULE 13G

CUSIP No. 53578A108	Page 6 of 9 Pages

ITEM 1.

(a)	Name of Issuer: LinkedIn Corporation

(b)	Address of Issuer’s Principal Executive Offices:

2029 Stierlin Court

Mountain View, CA 94043

ITEM 2.

(a)	Name of Persons Filing:

Sequoia Capital XI, L.P.

Sequoia Technology Partners XI, L.P.

Sequoia Capital XI Principals Fund, LLC

SC XI Management, LLC

SC XI LLC is the General Partner of each of SC XI and STP XI, and the Managing Member of SC XI PF.

(b)	Address of Principal Business Office or, if none, Residence:

3000 Sand Hill Road, 4-250

Menlo Park, CA 94025

(c)	Citizenship:

SC XI LLC, SC XI, STP XI, SC XI PF: Delaware

(d)	Title of Class of Securities: Class A Common Stock

(e)	CUSIP Number: 53578A108

ITEM 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

NOT APPLICABLE

ITEM 4.	Ownership

SEE ROWS 5 THROUGH 11 OF COVER PAGES

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

SCHEDULE 13G

CUSIP No. 53578A108	Page 7 of 9 Pages

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

NOT APPLICABLE

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

NOT APPLICABLE

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

NOT APPLICABLE

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

NOT APPLICABLE

ITEM 10.	CERTIFICATION NOT APPLICABLE

SCHEDULE 13G

CUSIP No. 53578A108	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2012

Sequoia Capital XI, a Delaware Limited Partnership

Sequoia Technology Partners XI, a Delaware Limited Partnership

By:	SC XI Management, LLC
A Delaware Limited Liability Company
General Partner of Each

By:	/s/ Douglas Leone
Douglas Leone, Managing Member

Sequoia Capital XI Principals Fund, a Delaware Multiple Series LLC

By:	SC XI Management, LLC
A Delaware Limited Liability Company
Its Managing Member

By:	/s/ Douglas Leone
Douglas Leone, Managing Member

SC XI Management, LLC

By:	/s/ Douglas Leone
Douglas Leone, Managing Member

SCHEDULE 13G

CUSIP No. 53578A108	Page 9 of 9 Pages

EXHIBIT 1

AGREEMENT AS TO JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree that the Schedule 13G relating to the Class A Common Stock of LinkedIn Corporation, and any further amendments thereto, to which this Agreement as to Joint Filing of Schedule 13G is attached as an exhibit is filed on behalf of each of them pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: February 8, 2012

Sequoia Capital XI, a Delaware Limited Partnership

Sequoia Technology Partners XI, a Delaware Limited Partnership

By:	SC XI Management, LLC
A Delaware Limited Liability Company
General Partner of Each

By:	/s/ Douglas Leone
Douglas Leone, Managing Member

Sequoia Capital XI Principals Fund, a Delaware Multiple Series LLC

By:	SC XI Management, LLC
A Delaware Limited Liability Company
Its Managing Member

By:	/s/ Douglas Leone
Douglas Leone, Managing Member

SC XI Management, LLC

By:	/s/ Douglas Leone
Douglas Leone, Managing Member